UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant's name into English)

Aethrion Center
4 Messogiou Street & Evropis St.
151 25 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the "Company") on March 25, 2010:  Euroseas Ltd. Announces Entrance into Joint Venture.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD. (registrant)

Dated: March 25, 2010	By:	/s/ Aristides J. Pittas
Aristides J. Pittas
President

SK 02558 0007 1084061

Exhibit 1

Euroseas Ltd. Announces Entrance into Joint Venture

Maroussi, Athens, Greece – March 25, 2010 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of container carrier and drybulk vessels, announced today that the Company has executed definitive documentation and entered into a joint venture (the "Joint Venture") with companies managed by Eton Park Capital Management, L.P. ("Eton Park") and an affiliate of Rhône Capital III L.P. ("Rhône"), two recognized private investment firms, to form Euromar LLC, a Marshall Islands limited liability company ("Euromar").  Eton Park's investments are made through Paros Ltd., a Cayman Islands exempted company, and Rhône's investments through the Cayman Islands limited companies All Seas Investors I Ltd., All Seas Investors II Ltd., and the Cayman Islands exempted limited partnership All Seas Investors III LP.  Euromar will acquire, maintain, manage, operate and dispose of shipping vessels.

Pursuant to the terms of the Joint Venture, Euroseas will invest up to $25 million, while Eton Park and Rhône will each invest up to $75 million for a total of $175 million, with each holding a proportionate ownership interest in Euromar.  Euroseas will also receive options in Euromar which are triggered if certain performance milestones are achieved.  Euromar will be managed by a board of six directors, composed of two directors appointed by each of Euroseas, Eton Park and Rhône.  Management of the vessels and various administrative services pertaining to the vessels will be performed by Euroseas and its affiliates, Eurobulk Ltd. and Eurochart S.A.

The Joint Venture includes the option by Eton Park and Rhône, exercisable in certain instances and at any time after the two year anniversary of the Joint Venture, to convert all or part of their equity interests in Euromar into common shares of Euroseas at a price to be based on the comparable values of Euromar and Euroseas at the time of exercise, with such conversion happening at not less than the net asset value of each entity.  Depending upon the share percentage of Euroseas owned by Eton Park and Rhône following any such conversion, the number of directors on Euroseas' Board of Directors may be increased from 7 up to a maximum of 11 directors for so long as the respective ownership thresholds are met.  As part of the Joint Venture, Euroseas' largest shareholder, Friends Investment Company, Inc. ("Friends"), has entered into a shareholder voting agreement with Eton Park and Rhône whereby Friends has agreed to vote its shares in favor of any directors nominated by Eton Park and Rhône to fill such additional board seats.  Under the same shareholder voting agreement, the parties have agreed that Eton Park and Rhône may vote a certain percentage of their shares in their sole discretion (based upon their percentage interest on the Euroseas Board of Directors and the number of shares outstanding), with the remainder of their shares being voted in accordance with the vote of all other Euroseas shareholders.  The Joint Venture also permits Euroseas to redeem for fair market value its interest in the Joint Venture in certain instances and at any time following the three year anniversary of the Joint Venture.  In addition, Euroseas and its affiliates have granted Euromar certain rights of first refusal in respect of vessel acquisitions, and made certain arrangements with respect to vessel dispositions and chartering opportunities presented to Euroseas and its affiliates.

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Aristides Pittas, Chairman and CEO of Euroseas commented: "We are excited to announce the official commencement of our joint venture agreement with Eton Park and Rhône and look forward to jointly pursuing investment opportunities in shipping.  We believe that this arrangement is beneficial to our shareholders as it will give us access to a greater number and larger size of opportunities, allow our investments to be spread over a more diversified portfolio of vessels, and enable us to achieve overhead and operating costs savings.  In addition, we will have the opportunity to earn incremental returns if our joint investments perform well.  We are very proud to work with such well-reputed and successful partners and believe their decision to work with us is a vote of confidence for the management and strategy of our Company."

The Company was advised by the law firm of Seward & Kissel LLP.  Rhône was advised by the law firms of Reed Smith LLP and Norton Rose LLP.  Eton Park was advised by the law firms of Paul, Weiss, Rifkind, Wharton & Garrison LLP and Norton Rose LLP.

Forward Looking Statement
This document contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including our expected joint venture.  Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company.  Actual results may differ materially from those expressed or implied by such forward-looking statements.  Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels and containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission.  The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

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